                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                  -----------------

                                     SCHEDULE 13D

                           UNDER THE SECURITIES ACT OF 1934

                                 (Amendment No. ___)

                            WHG Resorts and Casinos, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     92924B 10 5
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                                    (CUSIP Number)

                                   David S. Richter
                             Clincher Capital Corporation
                                333 West Wacker Drive
                               Chicago, Illinois 60606
                                    (312) 739-2138
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               (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 3, 1997
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               (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /

 CUSIP NO.: 92924B 10 5                  13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                   Waveland Partners, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) ( )
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Illinois
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              7    SOLE VOTING POWER

            --------------------------------------------------------------------
NUMBER OF     8    SHARED VOTING POWER
SHARES             350,100
BENEFICIALLY--------------------------------------------------------------------
OWNED BY      9    SOLE DISPOSITIVE POWER
EACH
REPORTING   -------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER
                   350,100
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     350,100 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
                                                           Page 2 of 8 Pages

 CUSIP NO.: 92924B 10 5                  13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                   Waveland Capital Management, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) ( )
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Illinois
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER

            --------------------------------------------------------------------
NUMBER OF     8    SHARED VOTING POWER
SHARES             350,100
BENEFICIALLY--------------------------------------------------------------------
OWNED BY      9    SOLE DISPOSITIVE POWER
EACH
REPORTING   --------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER
                   350,100
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     350,100 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
        PN
                                                           Page 3 of 8 Pages

 CUSIP NO.: 92924B 10 5                  13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                   Clincher Capital Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   Illinois
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
            --------------------------------------------------------------------
NUMBER OF     8    SHARED VOTING POWER
SHARES             350,100
BENEFICIALLY--------------------------------------------------------------------
OWNED BY      9    SOLE DISPOSITIVE POWER
EACH
REPORTING   --------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER
                   350,100
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     350,100 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
        CO
                                                           Page 4 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

    The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Shares") of WHG Resorts and Casinos, Inc., a Delaware corporation (the "Issuer") with its principal executive office located at 6063 East Isla Verde Avenue, Caroline, Puerto Rico 00979.

ITEM 2.  IDENTITY AND BACKGROUND.

    This statement is being filed by Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital") and Clincher Capital Corporation, an Illinois corporation ("Clincher" and together with Waveland and Waveland Capital, the "reporting persons").

    Waveland, Waveland Capital and Clincher have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland is a private investment partnership whose primary activities include investments in marketable securities and private investments.

    (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT

David S. Richter             Director, President, Secretary and Treasurer,
                             Clincher Capital Corporation.

Stephen J. Malkin            Director and Chairman of the Board, Clincher
                             Capital Corporation.

Michael J. Sacks             Director and Chief Executive Officer, Clincher
                             Capital Corporation.

Paul A. Meister              Vice President and Assistant Secretary, Clincher
                             Capital Corporation.
                                                           Page 5 of 8 Pages

    (d)  During the last five years, none of the persons identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)  During the last five years, none of the persons identified in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The working capital of Waveland is the source of funds used in making purchases of Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

    The acquisition of Common Shares reported herein is for investment purposes. The reporting persons may, at any time and from time to time, purchase additional Common Shares and may dispose of any and all Common Shares held by them. The reporting persons may, at any time and from time to time, engage in business dealings with the Issuer, including but not limited to joint investments and/or financing arrangements. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in , any of the actions enumerated in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Waveland has acquired 350,100 Common Shares representing approximately 5.8% of the Common Shares outstanding as of May 15, 1997.

    (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Shares acquired by Waveland.

    (c) In the past 60 days, Waveland effected the following open market purchases of Common Shares:

              Number of
              Common
Date          Shares Acquired          Price Per Share
----          ---------------          ---------------
7-15-97       20,000                   $12.2500
7-23-97       20,000                   $12.7628
7-30-97       13,900                   $12.5153
                                                           Page 6 of 8 Pages
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7-31-97        1,100                   $12.5000
9-03-97       30,000                   $14.0623
9-04-97       12,900                   $14.0727
9-08-97        8,100                   $14.5000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER   DESCRIPTION

99.1          Joint Filing Agreement
                                                           Page 7 of 8 Pages
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 1997

                                  WAVELAND PARTNERS, L.P.
                                  By: Waveland Capital Management, L.P.
                                        Its: General Partner
                                        By: Clincher Capital Corporation
                                              Its: General Partner

                                              By: /s/ David S. Richter
                                                  ----------------------------
                                                   David S. Richter, President

                                  WAVELAND CAPITAL MANAGEMENT, L.P.
                                  By: Clincher Capital Corporation
                                        Its: General Partner

                                        By: /s/ David S. Richter
                                            ----------------------------
                                             David S. Richter, President

                                  CLINCHER CAPITAL CORPORATION


                                  By: /s/ David S. Richter
                                     ----------------------------
                                      David S. Richter, President